GeoResources, Inc.
110 Cypress Station Drive, Suite 220
Houston, Texas 77090
Telephone: (281) 537-9920

September 29, 2010

VIA EDGAR

Anne Nguyen Parker, Esq.
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:          GeoResources, Inc. (“GeoResources”)
Post-Effective Amendment No. 6 to Form S-1 on Form S-3
File No. 333-155681
Filed September 28, 2010

Post-Effective Amendment No. 7 to Form S-1 on Form S-3
File No. 333-144831
Filed September 28, 2010

Post-Effective Amendment No. 7 to Form S-1 on Form S-3
File No. 333-152041
Filed September 28, 2010

Dear Ms. Parker:

This letter is being provided by GeoResources in connection with its Post-Effective Amendment No. 7 to Form S-1 on Form S-3, File No. 333-152041; its Post-Effective Amendment No. 7 to Form S-1 on Form S-3, File No. 333-144831; and its Post-Effective Amendment No. 6 to Form S-1 on Form S-3, File No. 333-155681 (collectively, the “Amendments”).

Due to a late filing with the Commission of the GeoResources Annual Report on Form 10-K for the fiscal year ended December 31, 2008, GeoResources became ineligible to avail itself of a registration statement on Form S-3.  GeoResources filed its Form 10-K/A with the Commission on June 11, 2009 and subsequently filed in a timely manner all periodic reports required to be filed.  Therefore, GeoResources became eligible to use the Form S-3 on June 11, 2010.  Accordingly, GeoResources is filing the Amendments with the Commission for the purpose of reverting the aforementioned registration statements to Form S-3 from Form S-1.

Form S-3 Eligibility
GeoResources has concluded that it is eligible to use Form S-3 for the following reasons:

1.	GeoResources is a Colorado corporation.

2.
GeoResources has a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and is required to file reports pursuant to Section 15(d) of the Exchange Act.

3.	GeoResources:
a.
has been subject to the requirements of Section 12 or 15(d) of the Exchange Act and has filed all the material required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least twelve calendar months immediately preceding the filing of the Amendments; and

b.
has filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the Amendments, other than a report that is required solely pursuant to Item 1.01, 1.02, 2.03, 2.04, 2.05, 2.06, 4.02(a) or 5.02(e) of Form 8-K.  GeoResources has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

4.
Neither GeoResources nor any of its consolidated or unconsolidated subsidiaries have, since the end of the last fiscal year for which certified financial statements of GeoResources and its consolidated subsidiaries were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act: (a) failed to pay any dividend or sinking fund installment on preferred stock; or (b) defaulted (i) on any installment or installments on indebtedness for borrowed money, or (ii) on any rental on one or more long term leases, which defaults in the aggregate are material to the financial positions of GeoResources and its consolidated and unconsolidated subsidiaries, taken as a whole.

Public Float Requirements
On September 27, 2010, GeoResources determined that the aggregate market value of its common equity held by non-affiliates of GeoResources is greater than $75 million.

Feel free to contact the undersigned with questions you may have regarding this letter.

Very truly yours,

GEORESOURCES, INC.

/s/ Howard E. Ehler

Howard E. Ehler
Principal Financial Officer and Principal Accounting Officer

cc:           Reid A. Godbolt
Jones & Keller, P.C.